UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
PINNACLE ENTERTAINMENT, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.10 per share
(Title of Class of Securities)

723456109
(CUSIP Number of Common Stock Underlying Securities)

Elliot D. Hoops, Esq.
Vice President and Corporate Counsel
Pinnacle Entertainment, Inc.
8918 Spanish Ridge Avenue
Las Vegas, Nevada 89148
(702) 541-7777
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee(*)

Not applicable	Not applicable

(*)	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Form or Registration No.: Not applicable.
Filing Party: Not applicable.	Date Filed: Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note
Attached are (1) the Definitive Proxy Statement for the Annual Meeting of Stockholders of Pinnacle Entertainment, Inc. (“Pinnacle”) held on May 24, 2011 (the “Proxy Statement”), which contains a proposal submitted to Pinnacle’s stockholders to approve amendments to Pinnacle’s 2005 Equity and Performance Incentive Plan, as amended, to permit a one-time value-for-value stock option exchange program for employees other than the Company’s directors and executive officers (the “Option Exchange Program”); and (2) a copy of an e-mail from Christine Rury — Senior Vice President of Human Resources of Pinnacle, to potentially eligible employees regarding the Option Exchange Program with a link to the written communication referred to in (1) above.
Additional Information About the Option Exchange Program and Where to Find It
This Schedule TO does not constitute an offer to holders of Pinnacle’s outstanding stock options to exchange those options.
The Option Exchange Program described in the Proxy Statement and the attached e-mail has not yet commenced. Pinnacle will file a Tender Offer Statement on Schedule TO with the SEC upon any commencement of an option exchange. Persons who are eligible to participate in the Option Exchange Program will be notified of the commencement of the program and should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.
Pinnacle’s stockholders and option holder will be able to obtain the written materials described above and other documents filed by Pinnacle with the SEC free of charge from Pinnacle’s web site at http://investors.pnkinc.com/financials.cfm or the SEC’s Web site at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Pinnacle with the SEC by directing a written request to: Pinnacle Entertainment, Inc., 8918 Spanish Ridge Avenue, Las Vegas, Nevada 89138, Attention: Investor Relations.

Item 12.	Exhibits.

Exhibit No.	Description
99.1	Definitive Proxy Statement for the Annual Meeting of Stockholders of Pinnacle Entertainment, Inc. held on May 24, 2011 (filed with the SEC on April 12, 2011 and incorporated herein by reference).

99.2	E-mail from Sandy Price, Senior Vice President — Human Resources, to potentially eligible employees regarding the Option Exchange Program, dated July 25, 2011.